UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Cloninger, III, Kriss
   #5 Odom Drive


   Hamilton, GA  31811
2. Issuer Name and Ticker or Trading Symbol
   AFLAC INCORPORATED (AFL)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   08/01
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   President AFLAC Incorporated
   Chief Financial Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                     144,910        D  Direct
Common Stock                                                                                     4,424          I  401(K) Plan
Common Stock                                                                                     50,000         I  Partnership
Common Stock                                                                                     1,701          I  Spouse

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option (right to$4.7084                                                                    06/28/93     06/28/03
 buy)
Employee Stock Option (right to$7.9167                                                                    02/13/96     02/13/06
 buy)
Employee Stock Option (right to$15.0469                                                                   06/24/98     06/24/08
 buy)
Employee Stock Option (right to$21.1563                                                                   02/08/03     02/08/10
 buy)
Employee Stock Option (right to$26.7850        08/14/01       A         125,000                           08/14/04     08/14/11
 buy) (1)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option (right to          Common Stock                   200,000                   200,000       D   Direct
 buy)
Employee Stock Option (right to          Common Stock                   232,112                   232,112       D   Direct
 buy)
Employee Stock Option (right to          Common Stock                   250,000                   250,000       D   Direct
 buy)
Employee Stock Option (right to          Common Stock                   200,000                   200,000       D   Direct
 buy)
Employee Stock Option (right to08/14/01  Common Stock                   125,000       $26.7850    125,000       D   Direct
 buy) (1)

Explanation of Responses:

(1)
Granted under the AFLAC Incorporated 1997 Stock Option Plan, which is a rule 16b-3 Plan with tandem tax withholding rights.

SIGNATURE OF REPORTING PERSON
/S/ By: Patricia A. Bell
    For: Kriss Cloninger, III
DATE